FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607
TEL (914) 674-4373
FAX (914) 693-2963

May 5, 2009

Barbara C. Jacobs, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

RE:	GMV Wireless, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 24, 2009 File No. 330-158184

Dear Ms. Garnett,

We are today filing Amendment Number One to the above captioned registration statement.  The changes primarily represent  responses to comments made by the staff in its April 16, 2009 letter (the “Comment Letter”).     The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

1.	We have always had the manually signed consent and the amendment reflects that we do. We apologize for any confusion.

2.
We have amended the prospectus to indicate that Mr. Collier is an associated person, but not an affiliate of Ascher/Decision and that such firm has not and will not participate in any offering of our securities.

3.	We have added language in response to the comment to make clear that the principal shareholder's commitment is to fund the costs of being a reporting company and not our proposed operations.

4 and 5.
It appears that these comments may have been generated in response to a website owned by our affiliate GMV Holdings, Inc.  This web site has been taken down.  We do not have operations or customers and believe that our business description is accurate.

6.	We have made the suggested revisions.

7.	The Exhibit has been filed.

Very truly yours,

/s/ Frank J. Hariton
Frank J. Hariton